UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2016

Commission File Number 001-33042

Rosetta Genomics Ltd.
(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rosetta Genomics Ltd.

On August 8, Rosetta Genomics Ltd. (“Rosetta” or the “Company”) held its 2016 Annual General Meeting of Shareholders (the “Annual Meeting”). The proxy statement for the Annual Meeting (the “Proxy Statement”) was filed by the Company with the Securities and Exchange Commission as Exhibit 99.1 to its Report on Form 6-K on June 24, 2016, and is incorporated herein by reference. All of the proposals set forth in the Proxy Statement and put before the shareholders were approved at the Annual Meeting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: August 8, 2016	By:	/s/ Ron Kalfus
Ron Kalfus Chief Financial Officer